September 20, 2024

John T. Greene
Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

       Re: Discover Financial Services
           Form 10-K For the Year Ended December 31, 2023
           File No. 001-33378
Dear John T. Greene:

       We have conducted a limited review of your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K For the Year Ended December 31, 2023
Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
26. Immaterial Restatement of Prior Period Financial Statements, page 144

1. We note the response to comment 3 from the letter dated September 3, 2024 in connection with your proposed merger and our review of the Form S-4 filed by Capital One Financial
       Corporation. The response discusses the control deficiencies identified in connection with
       Discover   s card product misclassification matter. Please respond to the following:
           The response indicates that Discover management determined that there was a design deficiency in internal controls over financial reporting in that Discover did not have a control to review that cards issued by Discover Bank were appropriately
           tiered in compliance with the Program Documents.    Please clarify
if only a single
           design deficiency was identified, and if the deficiency relates to all cards issued and the tiering of such cards. If so, please provide additional information to support your conclusion or otherwise explain in further detail all the control deficiencies identified.
           The evaluation of the control deficiency does not discuss (i) the potential magnitude of the error, as it appears your analysis is primarily focused on the actual size of the
 September 20, 2024
Page 2

           errors identified and (ii) the consideration of qualitative factors in evaluating the severity of the control deficiency. Please provide us with an analysis that considers these components.
             The response indicates that there are other mitigating factors and compensating controls that could identify and prevent a material misstatement in the merchant discount and interchange revenue line item. Please provide a detailed response describing these controls including the level of precision at which they operate.
             Please tell us whether your Independent Registered Public Accounting Firm evaluated your assessment of the severity of the control deficiency and if so, explain whether they agree with the assessment and conclusions reached.
             Please provide us with a detailed analysis as to how you evaluated whether a deficiency exists within the entity level control components of the Committee of
           Sponsoring Organization of the Treadway Commission (COSO) Internal Control
           Integrated Framework (2013) such as risk assessment, monitoring, etc.
2. We note the responses to comments 1, 2 and 4 from the letter dated September 3, 2024 in connection with your proposed merger and our review of the Form S-4 filed by Capital
       One Financial Corporation. We continue to evaluate the responses provided and may have further comments.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance